

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Shuibo Zhang
Chief Executive Officer
Jiuzi Holdings, Inc.
4F No. 1 Building, Jinsha Lake Business Center
Economic Technology District
Hangzhou, Zhejiang, 311103
People's Republic of China

> **Re: Jiuzi Holdings, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed December 3, 2020**
> **File No. 333-248416**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-1

Exhibits

1. Revise the opinion contained at Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions. In this regard, we note your statements in Section 2 that the opinion is given only as to, and based on, circumstances and matters of fact existing and known to you and that you have assumed there are no matters contained in the minute book or corporate records that would affect your opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Rosenstadt